------------------------------
                                                      OMB Number: 3235-0145
                                                  ------------------------------
                                                  Expires: October 31, 1997
                                                  Estimated average burden
                                                  hours per response . . . 14.90
                                                  ------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. __ )*


                               Carver Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   146881-10-7
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                               James R. McCullough
                      c\o Renwick Capital Management, Inc.
                          900 Third Avenue - 27th Floor
                            New York, New York 10022


- --------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  June 12, 1996
- --------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |.

Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 146881-10-7                   13D                   Page 2 of 15 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       James R. McCullough (SS# ###-##-####)


- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [X ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY




- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                    AF


- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(a)                                         [  ]


- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


UNITED STATES

- --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0 Shares
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,826,364 Shares
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0 Shares
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,826,364 Shares

- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,826,364 Shares

- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       33.82%

- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 146881-10-7                   13D                   Page 3 of 15 Pages

                                                  ------------------------------
                                                      OMB Number: 3235-0145
                                                  ------------------------------
                                                  Expires: October 31, 1997
                                                  Estimated average burden
                                                  hours per response . . . 14.90
                                                  ------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. __ )*


                               Carver Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   146881-10-7
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                               James R. McCullough
                      c\o Renwick Capital Management, Inc.
                          900 Third Avenue - 27th Floor
                            New York, New York 10022


- --------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  June 12, 1996
- --------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |.

Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 146881-10-7                   13D                   Page 4 of 15 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Raj K. Bhatia (SS# ###-##-####)


- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [X ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY




- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                    AF


- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(a)                                         [  ]


- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


UNITED KINGDOM

- --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0 Shares
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,826,364 Shares
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0 Shares
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,826,364 Shares

- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,826,364 Shares

- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       33.82%

- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 146881-10-7                   13D                   Page 5 of 15 Pages

                                                  ------------------------------
                                                      OMB Number: 3235-0145
                                                  ------------------------------
                                                  Expires: October 31, 1997
                                                  Estimated average burden
                                                  hours per response . . . 14.90
                                                  ------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. __ )*


                               Carver Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   146881-10-7
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                               James R. McCullough
                      c\o Renwick Capital Management, Inc.
                          900 Third Avenue - 27th Floor
                            New York, New York 10022


- --------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  June 12, 1996
- --------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |.

Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 146881-10-7                   13D                   Page 6 of 15 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Renwick Alpha Fund, L.P. (ID# 133804469)


- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY




- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                    WC


- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(a)                                         [  ]


- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

- --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            586,188 Shares
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             941,176 Shares
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             586,188 Shares
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       941,176 Shares

- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,526,364 Shares

- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       29.93%

- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 146881-10-7                   13D                   Page 7 of 15 Pages

                                                  ------------------------------
                                                      OMB Number: 3235-0145
                                                  ------------------------------
                                                  Expires: October 31, 1997
                                                  Estimated average burden
                                                  hours per response . . . 14.90
                                                  ------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. __ )*


                               Carver Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   146881-10-7
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                               James R. McCullough
                      c\o Renwick Capital Management, Inc.
                          900 Third Avenue - 27th Floor
                            New York, New York 10022


- --------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  June 12, 1996
- --------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |.

Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 146881-10-7                   13D                   Page 8 of 15 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Renwick Special Situations Fund, L.P. (ID# 133840312)


- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY




- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                    WC


- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(a)                                         [  ]


- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

- --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0 Shares
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             941,176 Shares
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0 Shares
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       941,176 Shares

- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          941,176 Shares

- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       20.33%

- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 146881-10-7                   13D                   Page 9 of 15 Pages

                                                  ------------------------------
                                                      OMB Number: 3235-0145
                                                  ------------------------------
                                                  Expires: October 31, 1997
                                                  Estimated average burden
                                                  hours per response . . . 14.90
                                                  ------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. __ )*


                               Carver Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   146881-10-7
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                               James R. McCullough
                      c\o Renwick Capital Management, Inc.
                          900 Third Avenue - 27th Floor
                            New York, New York 10022


- --------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  June 12, 1996
- --------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |.

Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 146881-10-7                   13D                  Page 10 of 15 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Renxick Capital Management, Inc.. (ID# 133796916)


- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [X ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY




- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                    SC


- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(a)                                         [  ]


- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

- --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            300,000 Shares
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0 Shares
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             300,000 Shares
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0 Shares

- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          300,000 Shares

- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.52%

- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO


- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 146881-10-7                   13D                  Page 11 of 15 Pages


Item 1.  Security and Issuer

     This statement relates to shares of Common Stock, $.01 par value (the "Common Stock") of Carver Corporation (the "Company"). The principal executive office of the Company is 20121 48th Avenue West, Lynwood, WA 98036.

Item 2.  Identity and Background

     This statement is filed on behalf of the following persons: (a) Mr. James
R. McCullough; (b) Mr. Raj K. Bhatia; (c) Renwick Alpha Fund, L.P. ("Alpha, LP"); (d) Renwick Special Situations Fund, L.P. ("SS, LP"); and (e) Renwick Capital Management, Inc. ("Renwick").

James R. McCullough

     The business address of Mr. James R. McCullough is c/o Renwick Capital Management, Inc., 900 Third Avenue, New York, New York. The occupation of Mr. McCullough is Co-President and Director of Renwick, a corporation organized under the laws of the State of Delaware. Renwick provides business and financial consulting services. Mr. McCullough is one of the two general partners of Alpha, LP and SS, LP. Mr. McCullough is a director of Company.

     Mr. McCullough has not been convicted in any criminal proceeding during the past five years. During the past five years, Mr. McCullough has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Raj K. Bhatia

     The business address of Mr. Raj K. Bhatia is c/o Renwick Capital Management, Inc., 900 Third Avenue, New York, New York. The occupation of Mr. Bhatia is Co-President and Director of Renwick, a corporation organized under the laws of the State of Delaware. Renwick provides business and financial consulting services. Mr. Bhatia is one of the two general partners of Alpha, LP and SS, LP. Mr. Bhatia is a director of Company.

     Mr. Bhatia has not been convicted in any criminal proceeding during the past five years. During the past five years, Mr. Bhatia has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Renwick Alpha Fund, L.P.

     Alpha, LP is a Delaware limited partnership whose principal offices and place of business are located at c/o Renwick Capital Management, Inc., 900 Third Avenue, New York, New York 10022. The principal business of Alpha, LP. is to act as a private investment limited partnership and to participate in the active trading of publicly-traded and privately -negotiated securities. Alpha, LP has not been convicted in any criminal proceeding during the past five years. During the past five years, Alpha, LP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Messers. McCullough and Bhatia are the sole general partners of Alpha, LP.

Renwick Special Situations Fund, L.P.

     SS, LP is a Delaware limited partnership whose principal offices and place of business are located at c/o Renwick Capital Management, Inc., 900 Third Avenue, New York, New York 10022. The principal business of SS, LP. is to act as a private investment limited partnership and to make investments in privately held companies and publicly

CUSIP No. 146881-10-7                   13D                  Page 12 of 15 Pages


traded companies seeking additional working capital.. SS, LP has not been convicted in any criminal proceeding during the past five years. During the past five years, SS, LP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Messers. McCullough and Bhatia are the sole general partners of SS, LP.

Renwick Capital Management, Inc.

     Renwick is a Delaware corporation. The address of the principal office and of the principal business of Renwick is 900 Third Avenue, New York, New York 10022. The principal business of Renwick is acting as a business and financial consultant and merchant banker.

     Mr. McCullough and Mr. Bhatia are the only executive officers, directors and controlling persons of Renwick.

     Renwick has not been convicted in any criminal proceeding during the past five years. During the past five years, Renwick has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     On June 12, 1996, Alpha, LP subscribed for and purchased from the Company 470,588 shares of Series A Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock") for $2.125 per share. The Preferred Stock is convertible at any time at the option of the holder into one share of Common Stock, subject to certain potential antidilution adjustments to be triggered by the issuance of additional shares of Common Stock at less than the lesser of the then current market price or $2.125. The Preferred Stock is entitled to a dividend of 8% per annum payable quarterly . In the first year, such dividend may be paid in shares of Common Stock, at a rate of the greater of $2.125 and the average closing bid price for the Common Stock for 30 days prior to the dividend date. The Preferred Stock is entitled to one vote per share on all matters. The source of the funds invested by Alpha, LP was derived from working capital. In addition, on the same date, Alpha, LP and SS, LP agreed, under certain conditions to purchase an additional 941,176 shares of Preferred Stock within 90 days of June 12, 1996 under the same terms and conditions.

     In connection with its services rendered in connection with the investment by Alpha, LP and SS, LP , Renwick was granted five year Common Stock Purchase Warrants ("Warrants") to acquire 100,000 shares of Common Stock for $1.50 per share through June 11, 1998, $1.75 through June 11, 1999 , $2.00 for the next year and $2.125 for the final year. In addition, Renwick will be entitled to receive an additional 200,000 Warrants upon the purchase of the additional 941,176 shares of Preferred Stock described above.

     The following purchases of Common Stock were effected by Alpha, LP on the open market through a broker-dealer. The source of the funds invested by Alpha, LP was derived from working capital of Alpha, LP.:


- ----------------------------  ----------------------------  --------------------------  -------------------------------------
Transaction Date              Amount                        Price Per Share             Nature of Trade
- ----------------------------  ----------------------------  --------------------------  -------------------------------------
3/8/96                        10,000                        $2.25                       Open Market
- ----------------------------  ----------------------------  --------------------------  -------------------------------------
3/11/96                       50,000                        $2.3125                     Open Market
- ----------------------------  ----------------------------  --------------------------  -------------------------------------
3/11/96                       4,500                         $2.3125                     Open Market
- ----------------------------  ----------------------------  --------------------------  -------------------------------------
3/12/96                       15,000                        $2.50                       Open Market
- ----------------------------  ----------------------------  --------------------------  -------------------------------------
3/15/96                       4,000                         $2.40625                    Open Market
- ----------------------------  ----------------------------  --------------------------  -------------------------------------
3/15/96                       1,100                         $2.40625                    Open Market
- ----------------------------  ----------------------------  --------------------------  -------------------------------------
3/19/96                       12,000                        $2.43750                    Open Market
- ----------------------------  ----------------------------  --------------------------  -------------------------------------
6/4/96                        3,000                         $2.9375                     Open Market
- ----------------------------  ----------------------------  --------------------------  -------------------------------------
6/13/96                       5,000                         $3.1875                     Open Market
- ----------------------------  ----------------------------  --------------------------  -------------------------------------
6/14/96                       10,000                        $3.1875                     Open Market

CUSIP No. 146881-10-7                   13D                  Page 13 of 15 Pages


Item 4.  Purpose of Transaction

     The acquisition of the shares of Common Stock, the shares of Preferred Stock and the acquisition of the Warrants were made solely for investment purposes. Depending upon market conditions and other factors, Alpha, LP and SS, LP may acquire additional securities of the Company, or, alternatively, may dispose of some or all of the securities of the Company that they beneficially own.

     Except as set forth above, the reporting persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     According to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1996, the Company has 3,687,330 shares of Common Stock outstanding, without giving effect to the transactions discussed in Item 3 above (which includes transactions effected by the reporting persons within the last 60 days):

     (a) Mr. McCullough is the beneficial owner of 1,826,364 shares of Common Stock, or 33.82% of the Company's Common Stock outstanding, calculated in accordance with Regulation 13d-3(d)(1). Such ownership is indirect.

     Of such shares of Common Stock, (i) 114,600 shares of Common Stock are beneficially owned directly by Alpha, LP, (ii) 470,588 shares of Common Stock are issuable to Alpha, LP upon the conversion of shares of Preferred Stock that are owned directly by Alpha, LP, (iii) an aggregate of 941,176 shares of Common Stock are issuable upon the conversion of shares of Preferred Stock that Alpha, LP and SS, LP have agreed to acquire under certain conditions prior to September 12, 1996; (iv) 100,000 shares of Common Stock are issuable to Renwick upon the exercise of the Warrant and (v) 200,000 shares of Common Stock are issuable to Renwick upon the exercise of additional warrants to be granted by the Company simultaneously with the issuance of the shares of Preferred Stock referred to in
(iii) above. As a general partner of Alpha, LP and SS, LP, Mr. McCullough has shared power to vote or direct the vote of, and shared power to dispose of, such Common Stock owned directly or indirectly by Alpha, LP and SS, LP. Such voting and dispositive power is shared with Mr. Bhatia, the other general partner. As an executive officer, director and 50% shareholder of Renwick, Mr. McCullough has shared power to vote or direct the vote of, and shared power to dispose of, such Common Stock owned by Renwick. Such voting and dispositive power is shared with Mr. Bhatia. Mr. McCullough acknowledges the above relationships, but does not affirm that any of the foregoing persons constitute a group for reporting purposes under Section 13(d) of the Securities Exchange Act of 1934, as amended.

     (b) Mr. Bhatia is the beneficial owner of 1,826,364 shares of Common Stock, or 33.82% of the Company's Common Stock outstanding, calculated in accordance with Regulation 13d-3(d)(1). Such ownership is indirect.

     Of such shares of Common Stock, (i) 114,600 shares of Common Stock are beneficially owned directly by Alpha, LP, (ii) 470,588 shares of Common Stock are issuable to Alpha, LP upon the conversion of shares of Preferred Stock that are owned directly by Alpha, LP, (iii) an aggregate of 941,176 shares of Common Stock are issuable upon the conversion of shares of Preferred Stock that Alpha, LP and SS, LP have agreed to acquire under certain conditions prior to September 12, 1996; (iv) 100,000 shares of Common Stock are issuable to Renwick upon the exercise of the Warrant and (v) 200,000 shares of Common Stock are issuable to Renwick upon the exercise of additional warrants to be granted by the Company simultaneously with the issuance of the shares of Preferred Stock referred to in
(iii) above. As a general partner of Alpha, LP and SS, LP, Mr. Bhatia has shared power to vote or direct the vote of, and shared power to dispose of, such Common Stock owned directly or indirectly by Alpha, LP and SS, LP. Such voting and dispositive power is shared with Mr. McCollough, the other general partner. As an executive officer, director and 50% shareholder of Renwick, Mr. Bhatia has shared power to vote or direct the vote of, and shared power to dispose of, such Common Stock owned by Renwick. Such voting and dispositive power is shared with Mr. McCullough. Mr. Bhatia acknowledges the above relationships, but does not affirm that any of the foregoing persons constitute a group for reporting purposes under Section 13(d) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 146881-10-7                   13D                  Page 14 of 15 Pages


     (c) Alpha, LP. is the beneficial owner of 1,526,364 shares of Common Stock, or 29.93% of the Company's Common Stock outstanding, calculated in accordance with Regulation 13d-3(d)(1). Such ownership is direct.

     Of such shares of Common Stock, (i) 114,600 shares of Common Stock are beneficially owned directly by Alpha, LP, (ii) 470,588 shares of Common Stock are issuable to Alpha, LP upon the conversion of shares of Preferred Stock that are owned directly by Alpha, LP, and (iii) an aggregate of 941,176 shares of Common Stock are issuable upon the conversion of shares of Preferred Stock that Alpha, LP and SS, LP have agreed to acquire under certain conditions prior to September 12, 1996. Alpha, LP expressly disclaims beneficial ownership of any shares of Common Stock held or owned by Mr. .McCullough, Mr. Bhatia, SS, LP or Renwick.

     (d) SS, LP. is the beneficial owner of 941,176 shares of Common Stock, or 20.33% of the Company's Common Stock outstanding, calculated in accordance with Regulation 13d-3(d)(1). Such ownership is direct.

     All of such shares of Common Stock are issuable upon the conversion of shares of Preferred Stock that Alpha, LP and SS, LP have agreed to acquire under certain conditions prior to September 12, 1996. SS, LP expressly disclaims beneficial ownership of any shares of Common Stock held or owned by Mr.
 .McCullough, Mr. Bhatia, Alpha, LP or Renwick.

     (e) Renwick is the beneficial owner of 300,000 shares of Common Stock, or 7.52% of the Company's Common Stock outstanding, calculated in accordance with Regulation 13d-3(d)(1). Such ownership is direct.

     Of such shares of Common Stock, 100,000 shares of Common Stock are issuable to Renwick upon the exercise of the Warrant and (v) 200,000 shares of Common Stock are issuable to Renwick upon the exercise of additional warrants to be granted by the Company simultaneously with the issuance of the additional shares of Preferred Stock referred to above. Renwick expressly disclaims beneficial ownership of any shares of Common Stock held or owned by Mr. .McCullough, Mr. Bhatia, Alpha, Lp or SS, LP.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

     In connection with the investment by Alpha, LP and SS, LP, the Company, Alpha, LP and SS,LP entered into a Series A Preferred Stock Purchase Agreement, dated June 12, 1996 (the "Stock Purchase Agreement").

     In connection with the investment by Alpha, LP and SS, LP, and under the Stock Purchase Agreement and pursuant to the Certificate of Designation to the Company's Articles of Incorporation, the Company agreed to increase the size of the Board of Directors of the Company to seven persons. The holders of Preferred Stock are entitled to elect two representatives to the Board of Directors of the Company. In addition, certain actions by the Company, such as a merger or liquidation, the sale of substantially all of its assets, payment of dividends, amendment of the Company's articles of incorporation, the issuance of additional securities or the incurrence of certain indebtedness, will require the approval of at least a majority of the shares of Preferred Stock. The holders of Preferred Stock will have preemptive rights to subscribe for additional shares of equity stock issued by the Company.

     Pursuant to the Registration Rights Agreement, dated June 12, 1996 by and among the Company, Alpha, LP, SS, LP and Renwick, the Company granted demand and "piggy-back" registration rights to Alpha, LP, SS, LP and Renwick with respect to the Common Stock to be acquired upon the conversion of the Preferred Stock and upon exercise of the Warrants.

CUSIP No. 146881-10-7                   13D                  Page 15 of 15 Pages


Item 7.  Material to Be Filed as Exhibits

    The following exhibits are annexed hereto:

    (1)   Joint Filing Agreement.

    (2) Series A Preferred Stock Purchase Agreement dated June 12, 1996 by and among the Company, Alpha, LP and SS, LP.

    (3)   Warrant Agreement dated June 12, 1996 between the Company and Renwick

    (4) Registration Rights Agreement by and among the Company, Alpha, LP, SS, LP and Renwick.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June 24, 1996                              /s/ James R. McCullough
- -------------                             ------------------------
Date                                          Signature

                                          /s/ Raj K. Bhatia
                                          ------------------------
                                              Name

                                          RENWICK ALPHA FUND, L.P.

                                          By:  /s/ James R. McCullough
                                               ------------------------
                                               General Partner

                                          RENWICK SPECIAL SITUATIONS, L.P..

                                          By:  /s/ James R. McCullough
                                               ------------------------
                                               General Partner

                                          RENWICK CAPITAL MANAGEMENT, INC.

                                          By:  /s/ James R. McCullough
                                               ------------------------
                                               Co-President